FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Exchange – FR	January 11, 2010
OTCQX – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

Production increases by 18%, reaches new record

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce that production in the fourth quarter ending December 31, 2009 increased to 1,249,568 equivalent ounces of silver representing a 15% increase over the prior quarter production and 18% over the fourth quarter of 2008.

The equivalent silver production for the quarter consisted of 1,103,840 ounces of silver, representing an 18% increase from the prior quarter, and 1,574,819 pounds of lead representing a 7% decrease from the previous quarter, and 691 ounces of gold representing a decrease of 6% compared to the previous quarter.

The ore processed during the quarter at the Company's three operating silver mines, the La Encantada Silver Mine, the La Parrilla Silver Mine and the San Martin Silver Mine, amounted to 251,258 tonnes milled in the quarter representing a 17% increase over the previous quarter. The overall average silver head grade in the quarter for the three mines increased by 7% over the previous quarter to an overall head grade of 220 g/t of silver. The combined recoveries of silver decreased slightly from 66% to 62%.

The Company developed 5,265 metres underground in the fourth quarter, compared to 6,597 metres of underground development completed in the previous quarter. The total annual underground development for 2009 totalled 21,391 metres. Development has been focused on increasing the Reserve and Resource preparation ratios at the three operating mines. Also, the diamond drilling programs totalled 1,031 meters of definition drilling in the quarter, for a 2009 annual total of 7,459 metres of definition drilling completed at the Company’s three mines.

At the current ramp up rate underway at the La Encantada operation, production is expected to exceed 6.0 million ounces of silver globally in 2010 of which approximately 90% of that production will be in the form of Doré bars.

As a result of the efforts and work completed in 2009, some of the improvements and advances made during the year include:

At the La Encantada Silver Mine:

  The completion and start up of the new 3,500 tpd cyanidation plant, which was inaugurated on November 19, 2009, and which is currently undergoing a ramp up process, expecting to reach full capacity during the first quarter of 2010.

  The discovery of the new Buenos Aires ore body, which is being developed and prepared for production in 2010 and beyond. The average grades in this area of the mine are an impressive 400 g/t of silver.

At the La Parrilla Silver Mine:

  The completion of the development of the new ramps at the La Blanca mine, connecting the lower 7 and 8 levels of the Rosarios mine resulting in improved logistics for haulage of ore which is expected to reduce the cost of production by improving transportation of ore from the lower levels of the mine to surface.
  The transfer of 75% of the work force in December of 2009 from a prior status as contractors onto the Company’s payroll allowing for potential reduction of labour costs in 2010.

At the San Martin Mine:

  The discovery of the new San Pedro area on the foot wall of the Zuloaga vein which is in the process of being developed and prepared for production. The better grades in this newly discovered area have been the primary reason for the increased head grades at the San Martin mill.
  The surface exploration program defined a new La Esperanza vein which runs parallel to the Zuloaga vein and has high anomalous samples from 100 to 250 g/t of Ag on surface. This newly discovered vein is a high priority target which is scheduled to be drilled in the second half of 2010.

At the Del Toro Project:

  Drilling into the third Orebody early in 2009 confirmed the second dimension of this structure. As announced on October 28, 2008, Hole SSJ-08 cut 62.05 metres (203.58 ft) of 422 g/t Ag, 6.29% Pb, 6.78% Zn & 0.74 g/t Au. This ore body remains open at depth.
  In December 2009, the Environmental Impact Statement for a new Flotation Plant was approved by the SEMARNAT and the Change of Use of Land Permit is expected to be received in the first quarter of 2010.

At the Real de Catorce Silver Project:

  On November 13, 2009, Normabec Mining Resources Ltd. was acquired resulting in the ownership of a large group of properties in Mexico including the historically famous Real de Catorce silver mine which has a defined NI 43-101 compliant silver Resource of 47 million silver ounces located in the Mexican State of San Luis Potosi. The Company plans to reconfirm the geologic information and to start planning its future activities in this very large and promising silver mining district.

Mr. Neumeyer stated, “I am very pleased with the efforts and accomplishments achieved by all our senior personnel and staff during 2009. The completion of the La Encantada construction was obviously a key milestone, however, it should also be noted that production levels at our La Parrilla and San Martin mines have been running above budget for the past two quarters. Assuming we can maintain our current production levels at La Parrilla and San Martin and with the increases in production coming out of the La Encantada, the year 2010 is shaping up to be a very good year for First Majestic.”

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.